Exhibit 99.1

GOLD STANDARD REPORTS OXIDE INFILL AND STEPOUT DRILL RESULTS AT THE DARK STAR DEPOSIT

DC19-01 intersects 160.8m of 1.80 g Au/t, including 44.3m of 2.55 g Au/t

October 9, 2019 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today reported more oxide gold results from 15 reverse-circulation (“RC”) and core holes at the Dark Star deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend (refer to Dark Star drill hole plan map at the following link https://goldstandardv.com/site/assets/files/4353/ds-stepout-oct-2019.pdf; and significant intercept table at the following link https://goldstandardv.com/site/assets/files/4353/dark-star-development-significant-dh-intercepts-october.pdf).

Takeaways from the recent drilling include: 1) in the northern portion of Dark Star, DC19-01 intersected 160.8m of 1.80 g Au/t, including two higher-grade intervals of 44.3m of 2.55 g Au/t and 22.3m of 3.58 g Au/t; 2) drill results in the Dark Star Saddle returned zones of continuous oxide gold mineralization that likely expand the resource and add potential efficiencies to the mine plan; and 3) four drill holes to the east of Dark Star have identified a new, shallow, alluvium-hosted oxide target that is open for expansion.

Jonathan Awde, CEO and Director of Gold Standard commented: “Our Preliminary Feasibility Study (“PFS”) proves that two of Railroad-Pinion’s deposits have robust economics at the current gold price and no serious technical hurdles to overcome. As the engineers work to optimize this first pass PFS, our focus is to enhance the project economics, extend the mine life through the conversion of inferred ounces to reserves, and reduce the up-front capital costs. We have made a number of very promising discoveries over the past five years which are not sufficiently advanced to include either in our resource estimates or mine plans but we are highly confident that these opportunities have the potential to add significantly to our current resources.”

Key Highlights from Dark Star:

  In the northern portion of the deposit, core hole DC19-01, which was suspended at 231m due to weather conditions in March, was completed to a depth of 304.8m. The initial intercept of 117.3m of 1.54 g Au/t (see April 25, 2019 news release) has been lengthened and upgraded to a final intercept of 160.8m of 1.80 g Au/t, including two higher-grade intervals of 44.3m of 2.55 g Au/t and 22.3m of 3.58 g Au/t. These results are consistent with the current resource block model.

  In the northern portion of Dark Star, one deep scout drill hole is testing the newly recognized Deep Dark Star target, a potential feeder / breccia-style opportunity beneath the current oxide reserve.
  The RC precollar portion of the hole intersected 126.5m of 0.76 g Au/t, including two higher-grade intervals of 7.6m of 1.45 g Au/t and 13.7m of 1.25 g Au/t. The core tail portion of the hole remains in progress.

  Additionally, 315 individual 3-meter horizontal channel samples were collected from north Dark Star roadcuts that were created for the infill drilling program. Results ranged from <0.005 to 7.41 g Au/t, and included three significant continuous intervals including: 18.0m of 3.08 g Au/t, 24.0m of 0.93 g Au/t and 21.0m of 0.31 g Au/t, based on a 0.14 g Au/t cutoff. The new results outline a northwest-striking zone of surface oxide mineralization that is approximately 20m wide by 110m long. These results will be incorporated into the next resource update.

  Infill drill results in the Dark Star Saddle (DR19-78, -80 and -82) returned zones of continuous oxide gold mineralization that expand the resource potential in this structurally complex zone.
  Results along with additional drilling will be utilized to enhance the mine plan/ramp design in the connection area between the North and Main portions of the deposit.

  Stepout drilling to the east of Main Dark Star (DR19-68, -69, -76 and -77) returned intervals of oxide mineralization approximately 135-180m east of known bedrock-hosted mineralization. This is a new target area where intercepts are hosted in Quaternary gravels, which eroded from Main Dark Star. Drilling has roughly outlined an area 150x150m that is open to the north, east and south for further drill testing.

Dark Star drill results are as follows:

Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept	Thickness (m)	Grade (g Au/t)
					(m)
DR19-66	RC	090	-65	259.1	No assays > 0.14 g Au/t
DR19-67	RC	270	-65	269.8	No assays > 0.14 g Au/t
DR19-68	RC		-90	67.1	64.0-67.1	3.1	0.57
DR19-69	RC		-90	257.6	19.8-22.9	3.1	0.15
DR19-75	RC		-90	99.1	No assays > 0.14 g Au/t
DR19-76	RC		-90	86.9	4.6-25.9	21.3	0.21
DR19-77	RC		-90	291.1	13.7-18.3	4.6	0.19
					24.4-30.5	6.1	0.16
DR19-78	RC		-90	248.4	143.3-169.2	25.9	0.30
DR19-79	RC	090	-65	233.2	No assays > 0.14 g Au/t
DR19-80	RC		-90	205.7	125.0-144.8	19.8	0.43
DR19-81	RC		-90	141.7	0-4.6	4.6	0.63
DR19-82	RC		-90	233.2	44.2-56.4	12.2	0.21
					112.8-135.7	22.9	0.37
DR19-83	RC	270	-65	224.0	No assays > 0.14 g Au/t
DC19-01	Core	270	-83.5	304.8	74.1-104.5	30.4	0.48
					113.7-274.5	160.8	1.80
				Including	144.2-188.5	44.3	2.55
				Including	241.8-264.1	22.3	3.58
DS19-02	RC/Core	090	-69	In progress	38.1-44.2	6.1	0.39
					67.1-193.6	126.5	0.76
				Including	88.4-96.0	7.6	1.45
				Including	149.4-163.1	13.7	1.25

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s General Manager commented: “With the prefeasibility study milestone behind us, we can now focus on optimizing the mine plan, step out and exploration drilling at Dark Star and Pinion to enhance the existing reserves, and property wide exploration. Results from recent drilling at Dark Star will allow us to redesign the ramp system and lower strip at the project. The discovery of mineralization east of the Dark Star pit is at/near-surface oxide material, which could compliment the current mine plan.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced-stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. Gold Standard’s successful exploration of Pinion and Dark Star has created potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend.

Pinion has a resource estimate prepared in accordance with NI 43-101 consisting of an Measured and Indicated Mineral Resource of 28.93 million tonnes grading 0.58 g/t Au and 4.22 g/t Ag, totaling 544,000 ounces of gold and 3,929,000 ounces of silver, and an Inferred Resource of 10.81 million tonnes grading 0.64 g/t Au and 3.80 g/t Ag, totaling 224,000 ounces of gold and 1,322,000 ounces of silver, using a cutoff grade of 0.14 g/t Au and constrained by a $1,500/Au ounce LG Cone.

The Dark Star deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Measured and Indicated Mineral Resource of 32.72 million tonnes grading 0.88 g/t Au, totaling 921,000 ounces of gold and an Inferred Resource of 2.48 million tonnes grading 0.70 g/t Au, totaling 56,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounces LG Cone.

North Bullion has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Jasperoid Wash has a resource estimate prepared in accordance with NI 43-101 consisting of an Inferred Resource of 10.57 million tonnes grading 0.33 g/t Au, totaling 111,000 ounces of gold, using a cut-off grade of 0.14 g Au/t and constrained by a $1,500/Au ounces LG Cone.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com